Snipp Interactive, Inc. Receives First Order With Leading Cannabis Social

Network in the US; The Order Value Currently Stands at US $200,000+

TORONTO, June 10, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received its first order in the Cannabis space from a leading social network for the cannabis community in the US market.

Pursuant to the MSA, Snipp will enhance the client’s current program and implement a comprehensive solution to allow for the effective acquisition and retention of users on the client’s social platform.

“We are energized by the receipt of this order for our platform and by the client’s recognition of our expertise in running customer acquisition and retention programs across multiple industries,” said Atul Sabharwal, Chief Executive Officer of Snipp.

“As we expected when we launched our Cannabis Marketing Resource Center almost a year ago, the Cannabis industry was going to gravitate toward marketing practices that are similar to other regulated industries we work extensively in. Today’s announcement is an important step in that direction. We look forward to enabling this industry-first solution for this client in states that have regulated the production and sale of cannabis.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive

Jaisun Garcha

investors@snipp.com

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